
CORRECTED

October 27, 2014

Via E-mail
Michael Hlavsa
Chief Executive Officer
International Metals Streaming Corp.
12303 Airport Way, Suite 200
Broomfield, Colorado 80021

      Re: International Metals Streaming Corp.
               Item 4.01 Form 8-K
               Filed October 14, 2014
               File No. 333-182629

Dear Mr. Hlavsa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. Please amend your Form 8-K to include the required letter from your former auditor.

2. We refer to the third paragraph. Given that Cutler also audited a period in your 2012 year end, please revise to state whether, during your <u>two most recent fiscal years</u> and any subsequent interim period before your former was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

3. We note that subsequent to the 2013 audit, you had a disagreement with Cutler regarding certain financing transactions. Please tell us the nature of the transactions, how you accounted for such financing transactions, and details on the disagreement with Cutler concerning how Cutler believed such transactions should be reflected in your financial statements. Please amend your 8-K to state whether such disagreements were resolved. Your exhibit 16 letter when filed should properly address the disclosure in your amended 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant